Exhibit 99.1

EXECUTION COPY

AMÉRICA MÓVIL, S.A.B. de C.V.

3.75% Senior Notes due 2017

4.75% Senior Notes due 2022

5.75% Senior Notes due 2030

Unconditionally Guaranteed by

RADIOMÓVIL DIPSA, S.A. de C.V.

PRICING AGREEMENT

June 17, 2010

To:	The Underwriters named in Schedule I hereto

Ladies and Gentlemen:

This Pricing Agreement incorporates the Underwriting Agreement — Standard Provisions of América Móvil, S.A.B. de C.V. (the “Company”), dated September 30, 2009 (the “Standard Provisions”), as filed with the U.S. Securities and Exchange Commission on September 30, 2009 as Exhibit 1 to the Company’s Registration Statement on Form F-3 (No. 333-162217), subject to the specific provisions set forth below.

On the terms and subject to the conditions set forth in this Pricing Agreement, the Company agrees to sell to each Underwriter named in Schedule I hereto, and each Underwriter, severally and not jointly, agrees to purchase from the Company, the principal amount set forth opposite such Underwriter’s name in Schedule I hereto of the securities described below (the “Securities”).

Title of Securities:

3.75% Senior Notes due 2017 (“2017 Euro Notes”)

4.75% Senior Notes due 2022 (“2022 Euro Notes” and, together with the 2017 Euro Notes, the “Euro Notes”)

5.75% Senior Notes due 2030 (“Sterling Notes” and, together with the Euro Notes, the “Notes”)

Aggregate Principal Amount:

2017 Euro Notes:	€1,000,000,000

2022 Euro Notes:	€750,000,000

Sterling Notes:	£650,000,000

Interest:

2017 Euro Notes:	3.75% per year, payable annually on June 28 of each year, beginning on June 28, 2011

2022 Euro Notes:	4.75% per year, payable annually on June 28 of each year, beginning on June 28, 2011

Sterling Notes:	5.75% per year, payable annually on June 28 of each year, beginning on June 28, 2011

Maturity Date:

2017 Euro Notes:	June 28, 2017

2022 Euro Notes:	June 28, 2022

Sterling Notes:	June 28, 2030

Optional Redemption:

2017 Euro Notes and 2022 Euro Notes:

Redemption, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the redemption date) discounted to the redemption date on an annual basis (calculated using a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed) at the Bund Rate (as specified in the Preliminary Prospectus) plus 35 basis points (in the case of the 2017 Euro Notes) or 40 basis points (in the case of the 2022 Euro Notes), plus, in each case, accrued interest on the principal amount of the Notes being redeemed to the redemption date

Sterling Notes:

Redemption, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the redemption date) discounted to the redemption date on an annual basis (calculated using a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed) at the Sterling Benchmark Rate (as specified in the Preliminary Prospectus) plus 30

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basis points, plus accrued interest on the principal amount of the Notes being redeemed to the redemption date

Tax Redemption:

Redemption, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes, in the event of certain changes in the applicable rate of Mexican withholding tax in excess of 4.9%, plus accrued interest to the redemption date

Listing:

Application will be made to admit the Notes to listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF Market

Public Offering Price:

2017 Euro Notes:	99.276% of the principal amount, plus accrued interest, if any, from June 28, 2010

2022 Euro Notes:	98.902% of the principal amount, plus accrued interest, if any, from June 28, 2010

Sterling Notes:	99.003% of the principal amount, plus accrued interest, if any, from June 28, 2010

Purchase Price (payable by the Underwriters):

2017 Euro Notes:	99.076% of the principal amount, plus accrued interest, if any, from June 28, 2010

2022 Euro Notes:	98.652% of the principal amount, plus accrued interest, if any, from June 28, 2010

Sterling Notes:	98.703% of the principal amount, plus accrued interest, if any, from June 28, 2010

Applicable Time:

12:30 p.m. (New York City time) on June 17, 2010

Time of Sale Disclosure Package:

Pricing Prospectus and the Final Term Sheet (referred to in Schedules II and III hereto)

Closing:

10:00 a.m. (London time) on June 28, 2010, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York

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Representatives:

For Euro Notes:	Deutsche Bank AG, London Branch, BNP Paribas and HSBC Bank plc

For Sterling Notes:	Deutsche Bank AG, London Branch and HSBC Bank plc

Representatives’ Addresses for Notices:

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

Attention: Frazer Ross

Fax: +44 (20) 7545-4455

BNP Paribas

10 Harewood Avenue

London NW1 6AA

United Kingdom

Attention: Fixed Income Syndicate

Fax: + 44 (20) 7595-2555

HSBC Bank plc

Level 3

8 Canada Square

London E14 5HQ

United Kingdom

Attention: Transaction Management Group

Fax: +44 (20) 7992-4973

Indenture:

2017 Euro Notes:	Base Indenture, as supplemented by the Fifth Supplemental Indenture to the Base Indenture, to be dated as of the Closing Date

2022 Euro Notes:	Base Indenture, as supplemented by the Sixth Supplemental Indenture to the Base Indenture, to be dated as of the Closing Date

Sterling Notes:	Base Indenture, as supplemented by the Seventh Supplemental Indenture to the Base Indenture, to be dated as of the Closing Date

Payment of Expenses: As per the first sentence of Section 9(a) of the Standard Provisions (including the reference to Section 9(b) therein)

Opinions: The opinions and negative assurance letters to be delivered on the Closing Date for purposes of Sections 6(h) and 6(i) of the Standard Provisions shall be in the forms previously agreed with you

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Underwriter Information:

The names of the Underwriters on the cover page of, and in the table in the first paragraph under “Underwriting,” in the Pricing Prospectus and the Prospectus; and the fifth paragraph (fourth and fifth sentences only) and seventh paragraph under “Underwriting” in the Pricing Prospectus and the Prospectus

Other Provisions:

The provisions of the Standard Provisions are incorporated herein by reference. Capitalized terms used herein and not otherwise defined herein have the meanings assigned to them in the Standard Provisions. Notwithstanding the foregoing, the Standard Provisions shall, with respect to the Securities, be amended as follows:

(i) Section 3(a) of the Standard Provisions is hereby amended by inserting the following immediately prior to the last sentence thereof:

“The Prospectus, as of its date and as of the Closing Date, did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.”

(ii) Section 3(f) of the Standard Provisions is hereby amended by deleting such provision in its entirety and replacing it with the following provision:

“(f) Financial Statements. The consolidated financial statements and the related notes thereto included or incorporated by reference in the Time of Sale Disclosure Package and the Prospectus present fairly the consolidated financial position of the Company, Telmex Internacional, S.A.B. de C.V. (“Telint”), Telefónos de México, S.A.B de C.V. (“Telmex”) and their respective subsidiaries, as applicable, as of the dates indicated and their respective consolidated results of operations, changes in stockholders’ equity and changes in financial position for the periods specified; such financial statements have been prepared in conformity with Mexican Financial Reporting Standards (“MFRS”) applied on a consistent basis throughout the periods covered thereby (except for the Company’s interim financial statements as of and for the three months ended March 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) except as otherwise disclosed therein, applied on a consistent basis throughout the period covered thereby, and the accounting policies applied to such interim financial statements are consistent with the policies applied to the Company’s consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, except for those policies that have been modified as a result of the adoption of IFRS as of January 1, 2010, as disclosed therein); the other financial information included or incorporated by reference in the Time of Sale Disclosure Package and the Prospectus presents fairly the information shown thereby; and the pro forma financial information (including the related notes thereto) contained or incorporated by reference in the Time of Sale Disclosure Package and the Prospectus present fairly the information contained therein and have been prepared on a reasonable basis using reasonable assumptions and in accordance with the applicable requirements of the Securities Act and the Exchange Act.”

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(iii) Section 3(u) of the Standard Provisions is hereby amended by deleting such provision in its entirety and replacing it with the following provision:

“(u) Independent Accountants. Mancera, S.C., a Member Practice of Ernst & Young Global, who have certified certain financial statements of the Company, Telint and Telmex and their respective subsidiaries are independent registered public accountants with respect to the Company, Telint and Telmex and their respective subsidiaries, within the meaning of standards established by the Mexican Institute of Public Accountants and the Securities Act and the Exchange Act. BDO Seidman, LLP (“BDO”), has certified certain financial statements of TracFone Wireless, Inc. (“TracFone”) and its subsidiaries, for the years ended December 31, 2007 and 2008, but not for the year ended December 31, 2009.”

(iv) Section 6(g) of the Standard Provisions is hereby amended by deleting such provision in its entirety and replacing it with the following provision:

“(g) Comfort Letters. (i) At the Applicable Time and on the Closing Date, Mancera, S.C., a Member Practice of Ernst & Young Global, will have furnished to the Representatives, at the request of the Company, letters dated the Applicable Time and the Closing Date, respectively, and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information of each of the Company, Telint and Telmex contained or incorporated by reference in the Registration Statement, Time of Sale Disclosure Package and the Prospectus; provided that the letters delivered will use a “cut-off” date no more than three (3) business days prior to their respective delivery dates; and (ii) at the Applicable Time and on the Closing Date, BDO Seidman, LLP, will have furnished to the Representatives, at the request of the Company, letters dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements of TracFone Wireless, Inc.; provided that the letters delivered will use a “cut-off” date no more than three (3) business days prior to their respective delivery dates.”

(v) Section 6(h) of the Standard Provisions is hereby amended by deleting such provision in its entirety and replacing it with the following provision:

“(h) Opinions of U.S. Counsel to the Company and the Guarantor. Cleary Gottlieb Steen & Hamilton LLP, special United States counsel to the Company and the Guarantor, shall have furnished to the Representatives, at the request of the Company and the Guarantor, their written opinions and letters, dated the Closing Date and addressed to the Underwriters, in a form and substance separately agreed to by the Representatives.”

(vi) Section 6(i) of the Standard Provisions is hereby amended by deleting such provision in its entirety and replacing it with the following provision:

“(i) Opinions of Mexican Counsel to the Company and the Guarantor. Bufete Robles Miaja, S.C., special Mexican counsel to the Company and the Guarantor, shall have furnished to the

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Representatives, at the request of the Company and the Guarantor, their written opinions and letters, dated the Closing Date and addressed to the Underwriters, in a form and substance separately agreed to by the Representatives.”

(i) The following new Section 17 is hereby added:

“17.	Defaulting Underwriter.

(a) If, on the Closing Date, any Underwriter defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Securities, then the Company will be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Securities on such terms. If other persons become obligated or agree to purchase the Securities of a defaulting Underwriter, either the non-defaulting Underwriter or the Company may postpone the Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel to the Company or counsel to the Underwriters may be necessary in the Time of Sale Disclosure Package, the Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Time of Sale Information, the Offering Memorandum that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule I to the Pricing Agreement that, pursuant to this Section 17, purchases Securities that a defaulting Underwriter agreed but failed to purchase.

(b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in Section 17(a) hereof, the aggregate principal amount of such Securities that remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities, then the Company will have the right to require each non-defaulting Underwriter to purchase the principal amount of Securities that such Underwriter agreed to purchase hereunder plus such Underwriter’s pro rata share (based on the principal amount of Securities that such Underwriter agreed to purchase hereunder) of the Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in Section 17(a) hereof, the aggregate principal amount of such Securities that remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities, or if the Company shall not exercise the right described in Section 17(b) hereof, then this Agreement will terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 17 will be without liability on the part of the Company or the Guarantor, except that each of Company and the Guarantor will continue to be liable for the payment of expenses as set forth in Section 9(a) hereof and provided that the provisions of Section 7 hereof will not terminate and will remain in effect.

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(d) Nothing contained herein will relieve a defaulting Underwriter of any liability it may have to the Company and the Guarantor or any non-defaulting Underwriter for damages caused by its default.”

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If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company and the Guarantor one of the counterparts hereof, whereupon it will become a binding agreement among the Company, the Guarantor and the several Underwriters in accordance with its terms.

Very truly yours,

AMÉRICA MÓVIL, S.A.B. DE C.V.

By	/s/ Daniel Hajj Aboumrad
Name:	Daniel Hajj Aboumrad
Title:	Attorney-in-fact

By	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact

RADIOMÓVIL DIPSA, S.A. DE C.V.

By	/s/ Daniel Hajj Aboumrad
Name:	Daniel Hajj Aboumrad
Title:	Attorney-in-fact

By	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact

The foregoing Pricing Agreement is hereby confirmed and accepted as of the date first above written.

DEUTSCHE BANK AG, LONDON BRANCH
(for Euro Notes and Sterling Notes)

By	/s/ Ian Wheeler
Name: Ian Wheeler
Title: Vice President

By	/s/ Susanna Tatulian
Name: Susanna Tatulian
Title: Vice President and Counsel

HSBC BANK PLC
(for Euro Notes and Sterling Notes)

By	/s/ C M Dewhurst
Name: C M Dewhurst
Title: Director, TMG

BNP PARIBAS
(for Euro Notes and Sterling Notes)

By	/s/ Alexandra Stanton
Name: Alexandra Stanton
Title: Authorised Signatory

By	/s/ LBM Foster
Name: LBM Foster
Title: Authorised Signatory

CITIGROUP GLOBAL MARKETS LIMITED
(for Euro Notes)

By	/s/ Stephen Bartels
Name: Stephen Bartels
Title: Delegated Signatory

J.P. MORGAN SECURITIES LTD.
(for Euro Notes and Sterling Notes)

By	/s/ David Hill
Name: David Hill
Title: Vice President

MORGAN STANLEY & CO. INTERNATIONAL PLC
(for Euro Notes)

By	/s/ John Travis
Name: John Travis
Title: Managing Director

BANCO SANTANDER, S.A.
(for Euro Notes and Sterling Notes)

By	/s/ William Perkins
Name: William Perkins
Title: ED

By	/s/ Matthew Williamson
Name: Matthew Williamson
Title: ED

SCHEDULE I

Underwriters	Principal Amount of 2017 Euro Notes to be Purchased	Principal Amount of 2022 Euro Notes to be Purchased	Principal Amount of Sterling Notes to be Purchased
Deutsche Bank AG, London Branch	€294,000,000	€220,500,000	£286,000,000
BNP Paribas	293,000,000	219,750,000	26,000,000
HSBC Bank plc	293,000,000	219,750,000	286,000,000
Citigroup Global Markets Limited	30,000,000	22,500,000	—
J.P. Morgan Securities Ltd.	30,000,000	22,500,000	26,000,000
Morgan Stanley & Co. International plc	30,000,000	22,500,000	—
Banco Santander S.A.	30,000,000	22,500,000	26,000,000

Total	€1,000,000,000	€750,000,000	£650,000,000

SCHEDULE II

Free Writing Prospectuses included in the Time of Sale Disclosure Package:

•	Final Term Sheet, dated June 17, 2010

SCHEDULE III

FINAL TERM SHEET

AMÉRICA MÓVIL, S.A.B. de C.V.

3.75% Senior Notes due 2017 (“2017 Euro Notes”)

4.75% Senior Notes due 2022 (“2022 Euro Notes”)

5.75% Senior Notes due 2030 (“Sterling Notes”)

Unconditionally Guaranteed by

RADIOMÓVIL DIPSA, S.A. de C.V.

June 17, 2010

Issuer:	América Móvil, S.A.B. de C.V.

Guarantor:	Radiomóvil Dipsa, S.A. de C.V.

2017 Euro Notes

Title of Securities:	3.75% Senior Notes due 2017

Aggregate Principal Amount:	€1,000,000,000

Issue Price:	99.276% of principal amount, plus accrued interest, if any, from June 28, 2010

Maturity:	June 28, 2017

Coupon:	3.75% per year

Optional Redemption:	Make-whole call at Bund Rate plus 35 basis points

Yield to Maturity:	3.87%

Benchmark:	DBR 3 3/4% due 01/04/17

Benchmark Yield:	2.007%

Mid-Swaps Yield:	2.52%

Sched. III - 1

Spread to Benchmark:	DBR 3 3/4% due 01/04/17 + 186.3 bps (MS+135 bps)

Minimum Denomination:	€50,000 and multiples of €1,000 in excess thereof

Booking-Running Managers:	Deutsche Bank AG, London Branch BNP Paribas HSBC Bank plc

Co-managers:	Citi Global Markets Limited J.P. Morgan Securities Ltd. Morgan Stanley & Co. International plc Banco Santander, S.A.

ISIN:	XS0519903743

Common Code:	051990374

2022 Euro Notes

Title of Securities:	4.75% Senior Notes due 2022

Aggregate Principal Amount:	€750,000,000

Issue Price:	98.902% of principal amount, plus accrued interest, if any, from June 28, 2010

Maturity:	June 28, 2022

Coupon:	4.75% per year

Optional Redemption:	Make-whole call at Bund Rate plus 40 basis points

Yield to Maturity:	4.873%

Benchmark:	DBR 3% due 07/04/20

Benchmark Yield:	2.665%

Mid-Swaps Yield:	3.123%

Spread to Benchmark:	DBR 3% due 07/04/20 + 220.8 bps (MS+175 bps)

Minimum Denomination:	€50,000 and multiples of €1,000 in excess thereof

Booking-Running Managers:	Deutsche Bank AG, London Branch BNP Paribas HSBC Bank plc

Co-managers:	Citi Global Markets Limited J.P. Morgan Securities Ltd. Morgan Stanley & Co. International plc Banco Santander, S.A.

Sched. III - 2

ISIN:	XS0519902851

Common Code:	051990285

Sterling Notes

Title of Securities:	5.75% Senior Notes due 2030

Aggregate Principal Amount:	£650,000,000

Issue Price:	99.003% of principal amount, plus accrued interest, if any, from June 28, 2010

Maturity:	June 28, 2030

Coupon:	5.75% per year

Optional Redemption:	Make-whole call at Sterling Benchmark Rate plus 30 basis points

Yield to Maturity:	5.836% (annualized)

Benchmark:	UKT 6% due 2028

Benchmark Yield:	4.103%

Spread to Benchmark:	+165 bps

Minimum Denomination:	£50,000 and multiples of £1,000 in excess thereof

Booking-Running Managers:	Deutsche Bank AG, London Branch HSBC Bank plc

Co-managers:	BNP Paribas J.P. Morgan Securities Ltd. Banco Santander, S.A.

ISIN:	XS0519906761

Common Code:	051990676

Other Information

Interest Payment Dates:	June 28 of each year, commencing on June 28, 2011

Interest Payment Record Dates:	June 15 of each year

Tax Redemption:	Par tax call in the event of change in Mexican withholding tax

Trade Date:	June 17, 2010

Settlement Date:	June 28, 2010 (T + 7)

Sched. III - 3

Ratings:	A2 (Moody’s) / A- (S&P) / A- (Fitch)

Listing:	Application will be made to admit the Notes to listing on the Official List of the Luxembourg Stock Exchange and trading on the Euro MTF Market

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Securities to which this final term sheet relates have been registered by América Móvil, S.A.B. de C.V. by means of a registration statement on Form F-3 (Registration No. 333-162217).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch toll-free at 1-800-503-4611, BNP Paribas at +44 (0) 20 7595 8222 or HSBC Bank plc toll-free at 1-866-811-8049.

Sched. III - 4

AMÉRICA MÓVIL, S.A.B. de C.V.

Debt Securities

Unconditionally Guaranteed by

RADIOMÓVIL DIPSA, S.A. de C.V.

UNDERWRITING AGREEMENT —

STANDARD PROVISIONS

September 30, 2009

To the Underwriters named in the

Pricing Agreement (as defined below)

Ladies and Gentlemen:

América Móvil, S.A.B. de C.V. (the “Company”), a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States (“Mexico”), may from time to time enter into one or more pricing agreements (each, a “Pricing Agreement”) with one or more underwriters named in the Pricing Agreement (the “Underwriters”) providing for the sale of the debt securities specified in the Pricing Agreement (such debt securities specified in such Pricing Agreement, the “Securities”). Payment of principal, interest and all other amounts due in respect of the Securities will be guaranteed (the “Guarantees”) by Radiomóvil Dipsa, S.A. de C.V. (the “Guarantor”), a sociedad anónima de capital variable organized under the laws of Mexico. Unless otherwise specified in the Pricing Agreement, the Securities and the Guarantees will be issued pursuant to an Indenture dated as of September 30, 2009 (the “Base Indenture”), as amended, supplemented and otherwise modified as specified in the Pricing Agreement (as so amended, supplemented or modified, the “Indenture”), among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee”).

The Pricing Agreement will consist of an agreement in the form of Exhibit A hereto, or in such other form as the Company and the Underwriters may agree, that incorporates by reference, except as otherwise specified therein, the standard provisions set forth herein.

The following terms are used herein as defined below:

(a) “affiliate” has the meaning set forth in Rule 405 under the Securities Act.

(b) “Applicable Time” means the date and time set forth in the Pricing Agreement.

(c) “business day” means any day other than a day on which banks are permitted or required to be closed in New York City.

(d) “Clearstream” means Clearstream Banking, Société Anonyme.

(e) “CNBV” means the Mexican Comisión Nacional Bancaria y de Valores.

(f) “DTC” means The Depository Trust Company.

(g) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

(h) “Euroclear” means Euroclear Bank S.A./N.V.

(i) “Final Term Sheet” means a final term sheet, containing solely a description of the Securities, substantially in the form of Schedule III to the Pricing Agreement and approved by the Representatives.

(j) “General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus identified in Schedule II to the Pricing Agreement.

(k) “Investment Company Act” means the U.S. Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

(l) “Issuer Free Writing Prospectus” means any issuer free writing prospectus (as defined in Rule 433 under the Securities Act) relating to the Securities in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act.

(m) “Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.

(n) “Material Adverse Effect” means a material adverse effect on (i) the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole or (ii) the performance by the Company and the Guarantor of their respective obligations under the Securities and the Guarantees.

(o) “Mexican FRS” means Mexican Financial Reporting Standards.

(p) “Preliminary Prospectus” means any preliminary prospectus (including any preliminary prospectus supplement) relating to the Securities filed with the SEC pursuant to Rule 424(b) under the Securities Act.

(q) “Pricing Prospectus” means the base prospectus relating to the Securities in the form most recently filed with the SEC as part of the Registration Statement as amended or supplemented (including any preliminary prospectus supplement) immediately prior to the Applicable Time.

(r) “Prospectus” means the final prospectus (including any final prospectus supplement) relating to the Securities filed with the SEC pursuant to Rule 424(b) under the Securities Act in accordance with Section 4(a) hereof.

(s) “Registration Statement” means, as of any time, the registration statement on Form F-3 (No. 333- 162217), including a prospectus, filed by the Company with the SEC, as amended through such time.

(t) “Registry” means the Registro Nacional de Valores (the National Securities Registry) of the CNBV.

(u) “Representatives” refers to any lead manager or joint lead managers of an underwriting syndicate specified in the Pricing Agreement, or, if none is or are so named, to the Underwriter or Underwriters named therein.

(v) “SEC” means the U.S. Securities and Exchange Commission.

(w) “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

(x) “subsidiary” has the meaning set forth in Rule 405 under the Securities Act.

(y) “Time of Sale Disclosure Package” means the Pricing Prospectus, the Final Term Sheet and any other Issuer Free Writing Prospectus, and any additional information identified in the Pricing Agreement as forming part thereof.

(z) “Transaction Documents” means, collectively, the Pricing Agreement, the Base Indenture, the Supplemental Indenture (as defined in the Pricing Agreement), the Securities and the Guarantees.

(aa) “Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended.

(bb) “Underwriter Information” means, with respect to any document, statements in or omissions from such document based upon information furnished to the Company in writing by or on behalf of any Underwriter through the Representatives specifically for use in such document. The Company and the Guarantor acknowledge that the statements identified in the Pricing Agreement as “Underwriter Information” constitute the only information furnished in writing by or on behalf of the Underwriters for inclusion in any Preliminary Prospectus or the Prospectus.

(cc) any references herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or any Preliminary Prospectus, the Pricing Prospectus or the Prospectus refer to and include any document filed under the Securities Act or filed or furnished under the Exchange Act after the applicable effective date of the Registration Statement or the issue date of such prospectus that is incorporated therein by reference.

(dd) any reference herein to any Preliminary Prospectus, the Pricing Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act as of the date of such prospectus.

(ee) For purposes of Section 3 and Section 6 hereof, references to “the Time of Sale Disclosure Package and the Prospectus” are to each of the Time of Sale Disclosure Package and the Prospectus as a separate or stand-alone document (and not the two such documents taken together), so that representations, warranties, agreements, conditions and legal opinions will be made, given or measured independently in respect of each of the Time of Sale Disclosure Package and the Prospectus.

1. Purchase and Resale of the Securities.

(a) The Company agrees to issue and sell to each Underwriter, and each Underwriter agrees, on the basis of the representations, warranties and agreements and subject to the conditions set forth in the Pricing Agreement, to purchase, severally and not jointly, from the Company, at the Purchase Price set forth in the Pricing Agreement, the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule I to the Pricing Agreement. The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided in the Pricing Agreement.

(b) The Company acknowledges and agrees that each Underwriter may offer and sell Securities to or through any of its affiliates and that any such affiliate may offer and sell Securities purchased by it to or through such Underwriter.

2. Payment and Delivery.

(a) Payment for and delivery of the Securities will be made on the date and at the time and place specified in the Pricing Agreement or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representatives and the Company may agree in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

(b) Payment for the Securities will be made by wire transfer in immediately available funds to the accounts specified by the Company to the Representatives against delivery of the Securities to the Representatives for the account of the several Underwriters. Delivery of the Securities will be made through the facilities of DTC, unless otherwise set forth in the Pricing Agreement.

3. Representations, Warranties and Agreements of the Company and the Guarantor. The Company and the Guarantor, jointly and severally, represent, warrant, and agree with the Underwriters that:

(a) Registration Statement. The Registration Statement is an “automatic shelf registration statement” (as defined under Rule 405 under the Securities Act) that has been filed with the SEC not earlier than three years prior to the date of the Pricing Agreement; no notice of objection of the SEC to the use of such Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company or the Guarantor; and no order suspending the effectiveness of the Registration Statement or any part thereof has been issued by the SEC and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or the Guarantor or related to the offering of the Securities has been initiated or is pending or, to the knowledge of the Company, is contemplated or threatened by the SEC, and any request on the part of the SEC for additional information pertaining to the Registration Statement has been complied with. As of its applicable effective date, the Registration Statement conformed in all material respects to the requirements of the Securities Act and the Trust Indenture Act and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. At the Applicable Time, the Registration Statement and the Pricing Prospectus conformed in all material respects to the requirements of the Securities Act, the Trust Indenture Act, and neither the Registration Statement (as amended or supplemented by the Pricing Prospectus) nor the Time of Sale Disclosure Package included any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company and the Guarantor do not make any representation or warranty with respect to Underwriter Information.

(b) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus, at the time such documents were or are filed with the SEC, complied or will comply, as the case may be, as to form in all material respects with the requirements of the Exchange Act and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) Time of Sale Disclosure Package. At the Applicable Time, neither the Time of Sale Disclosure Package nor any Limited Use Issuer Free Writing Prospectus, when considered together with the Time of Sale Disclosure Package, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company and the Guarantor do not make any representation or warranty with respect to Underwriter Information.

(d) Eligibility under Certain SEC Rules. The Company meets the requirements for use of Form F-3 under the Securities Act. Each of the Company and the Guarantor was, and is, a “well-known seasoned issuer” and was not, and is not, an “ineligible issuer” (in each case as defined in Rule 405 under the Securities Act) at any “determination date” under Rule 164 under the Securities Act or Rule 405 under the Securities Act that is relevant to the offering of the Securities.

(e) Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the sale of the Securities or until any earlier date that the Company notified or notifies the Representatives as disclosed in Section 4(f) hereof, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. Notwithstanding the foregoing, the Company and the Guarantor do not make any representation or warranty with respect to Underwriter Information.

(f) Financial Statements. The consolidated financial statements and the related notes thereto included or incorporated by reference in the Time of Sale Disclosure Package and the Prospectus present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and their consolidated results of operations, changes in stockholders’ equity and changes in financial position for the periods specified; such financial statements have been prepared in conformity with Mexican FRS applied on a consistent basis throughout the periods covered thereby; and the other financial information included or incorporated by reference in the Time of Sale Disclosure Package and the Prospectus presents fairly the information shown thereby.

(g) No Material Adverse Change. Since the date of the most recent audited consolidated financial statements of the Company and its subsidiaries included or incorporated by reference in the Time of Sale Disclosure Package and the Prospectus, (i) there has not been any change in the capital stock or increase in the long-term debt of the Company, the Guarantor or any of their respective subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company or the Guarantor on any class of capital stock, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) none of the Company, the Guarantor and their respective subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) none of the Company, the Guarantor and their respective subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any governmental or regulatory authority or court, except in the case of clauses (i), (ii) or (iii) above, as otherwise disclosed in the Time of Sale Disclosure Package and the Prospectus.

(h) Organization. (i) The Company has been duly organized and is validly existing as a sociedad anónima bursátil de capital variable under the laws of Mexico, and the Guarantor has been duly organized and is validly existing as a sociedad anónima de capital variable under the laws of Mexico. Each of the Company and the Guarantor is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification, and has all power and authority (corporate and otherwise) necessary to own or hold its properties and to conduct the businesses in which it is engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect. The Company’s principal subsidiaries are as listed under Item 4 in the most recent annual report on Form 20-F filed by the Company with the SEC, except as otherwise disclosed in the Time of Sale Disclosure Package and the Prospectus.

(ii) Each subsidiary of the Company has been duly organized and is validly existing as a corporation or company, as the case may be, under the laws of its jurisdiction of organization and is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification, and has all power and authority (corporate and otherwise) necessary to own or hold its properties and to conduct the businesses in which it is engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

(i) Capitalization. The Company’s capitalization is as set forth under the caption “Capitalization” in the Pricing Prospectus and the Prospectus, except for shares repurchased by the Company subsequent to the date as of which tabular information is presented under such caption in the Pricing Prospectus and the Prospectus under any then existing buy-back program as disclosed in the Time of Sale Disclosure Package and the Prospectus. All of the outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable. All the outstanding shares of capital stock or other equity interests of the Guarantor and of each other principal subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable, and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party, except as set forth in the Time of Sale Disclosure Package and the Prospectus.

(j) Due Authorization. Each of the Company and the Guarantor has full right, power and authority to execute and deliver each of the Transaction Documents to which it is a party and to perform its respective obligations thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(k) Base Indenture. The Base Indenture has been duly authorized, executed and delivered by each of the Company and the Guarantor and, assuming due authorization, execution and delivery by the Trustee, constitutes a valid and legally binding agreement of each of the Company and the Guarantor enforceable against each of the Company and the Guarantor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, concurso mercantil, or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”); and the Base Indenture has been duly qualified under the Trust Indenture Act.

(l) Supplemental Indenture. The Supplemental Indenture has been duly authorized by each of the Company and the Guarantor and, when executed and delivered by the Company, the Guarantor and the Trustee, will have been duly executed and delivered by the Company and the Guarantor and will constitute a legal, valid and binding agreement of each of the Company and the Guarantor enforceable against each of the Company and the Guarantor in accordance with its terms, subject to the Enforceability Exceptions.

(m) The Securities. The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(n) The Guarantees. The Guarantees have been duly authorized by the Guarantor and, when the Securities have been duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will constitute valid and legally binding obligations of the Guarantor enforceable against the Guarantor in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

(o) Pricing Agreement. The Pricing Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantor.

(p) Descriptions of the Transaction Documents. Each Transaction Document conforms in all material respects to the description thereof set forth in the Time of Sale Disclosure Package and the Prospectus.

(q) No Violation or Default. None of the Company, the Guarantor nor any of the Company’s subsidiaries is (i) in violation of its estatutos sociales, charter or by-laws or similar constitutive documents; (ii) in default in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which any of the Company, the Guarantor or any of their respective subsidiaries is a party or by which the Company, the Guarantor or any of their respective subsidiaries is bound or to which any of the properties or assets of the Company, the Guarantor or any of their subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any governmental or regulatory authority or court, except, in the case of clauses (i) (other than with respect to the Company or the Guarantor), (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(r) No Conflicts. The execution, delivery and performance by each of the Company and the Guarantor of each of the Transaction Documents to which it is a party, the issuance and sale of the Securities (including the Guarantees) and compliance by each of the Company and the Guarantor with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents will not (i) result in any violation of the provisions of the estatutos sociales, charter or by-laws or similar constitutive documents of the Company or the Guarantor or any of their respective subsidiaries; (ii) conflict with or result in a violation or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or the Guarantor or any of their respective subsidiaries pursuant to any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or the Guarantor or any of their respective subsidiaries is a party or by which the Company or the Guarantor or any of their respective subsidiaries is bound or to which any of the property or assets of the Company or the Guarantor or any of their respective subsidiaries is subject; or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any or governmental or regulatory authority or court, except, in the case of clauses (ii) and (iii) above, for any such conflict or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(s) No Consents. No consent, approval, authorization, order, registration or qualification of or with any governmental or regulatory authority or court is required for the execution, delivery and performance by each of the Company and the Guarantor of each of the Transaction Documents to which each is a party, the issuance and sale of the Securities (including the Guarantees) and compliance by the Company and the Guarantor with the terms thereof, and the consummation of the transactions contemplated by the Transaction Documents, (i) except for such consents, approvals, authorizations, orders and registrations or qualifications (A) as have been obtained or made under the Securities Act, the Exchange Act or the Trust Indenture Act and as may be required under applicable U.S. state securities or Blue Sky laws in connection with the purchase and resale of the Securities by the Underwriters; (B) as may be required under applicable securities laws of jurisdictions outside Mexico and the United States in connection with the purchase and distribution of the Securities by the Underwriters; and (ii) except for the notification by the Company to the CNBV pursuant to Article 7 of the Mexican Ley del Mercado de Valores.

(t) Legal Proceedings. Except as disclosed in the Time of Sale Disclosure Package and the Prospectus, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company, the Guarantor or any of their respective subsidiaries is or may be a party or to which any property of the Company, the Guarantor or any of their respective subsidiaries is or may be subject that, individually or in the aggregate, if determined adversely to the Company, the Guarantor or any of their respective subsidiaries, could reasonably be expected to have a Material Adverse Effect; and, to the best knowledge of each of the Company and the Guarantor, no such investigations, actions, suits or proceedings are threatened by any governmental or regulatory authority or threatened by others.

(u) Independent Accountants. Mancera, S.C., a Member Practice of Ernst & Young Global, who have certified certain financial statements of the Company and its subsidiaries are independent registered public accountants with respect to the Company and its subsidiaries, within the meaning of standards established by the Mexican Institute of Public Accountants and the Securities Act and the Exchange Act.

(v) Title to Real and Personal Property. The Company, the Guarantor and their respective subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company, the Guarantor and their respective subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by Company, the Guarantor and their respective subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(w) Title to Intellectual Property. The Company, the Guarantor and their respective subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses; and the conduct of their respective businesses will not conflict in any material respect with any such rights of others, and the Company, the Guarantor and their respective subsidiaries have not received any notice of any claim of infringement of or conflict with any such rights of others, except where the failure to own or possess such patents, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how or any such conflict, would not, individually or in the aggregate, have a Material Adverse Effect.

(x) Investment Company Act. Neither the Company nor the Guarantor nor any of their respective subsidiaries is, and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as disclosed in the Prospectus, none of them will be, an “investment company” within the meaning of the Investment Company Act.

(y) Taxes. Each of the Company, the Guarantor and their respective subsidiaries have paid all Mexican, U.S. and other taxes and filed all tax returns required to be paid or filed through the date hereof and all assessments received by them to the extent such taxes have become due and are not being contested in good faith; and except as disclosed in the Time of Sale Disclosure Package and the Prospectus, there is no material tax deficiency that has been, or could reasonably be expected to be, asserted against the Company, the Guarantor or any of their respective subsidiaries or any of their respective properties or assets except for taxes that are being contested in good faith and as to which appropriate reserves have been established by the Company or the Guarantor, as the case may be.

(z) Licenses and Permits. The Company, the Guarantor and their respective subsidiaries possess all material concessions, licenses, certificates, permits, consents, orders, approvals and other authorizations issued by, and have made all declarations and filings with, the appropriate Mexican, U.S. or other governmental or regulatory authorities, and courts that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as disclosed in the Time of Sale Disclosure Package and the Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as disclosed in the Time of Sale Disclosure Package and the Prospectus, neither the Company, the Guarantor nor any of their respective subsidiaries has received notice of any revocation or modification of any such material concession, license, certificate, permit or authorization or has any reason to believe that any such concession, license, certificate, permit or authorization will not be renewed in the ordinary course relating to the conduct of the Company’s, the Guarantor’s or their respective subsidiaries’ businesses as conducted on the date hereof.

(aa) No Labor Disputes. No labor disturbance by or dispute with employees of the Company, the Guarantor or any of their respective subsidiaries exists or, to the best knowledge of each of the Company and the Guarantor, is contemplated or threatened other than disputes involving employees in the ordinary course of the Company’s and the Guarantor’s business, except as disclosed in the Time of Sale Disclosure Package and the Prospectus, and except for any such labor disturbance or dispute that would not, individually or in the aggregate, have a Material Adverse Effect.

(bb) Compliance with Environmental Laws. The Company, the Guarantor and their respective subsidiaries (i) are, and at all times prior to the date hereof have been, in compliance with any and all applicable Mexican, U.S. or other laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in any such case for any such failure to comply with, or failure to receive required permits, licenses or approvals, or liability, as would not, individually or in the aggregate, have a Material Adverse Effect.

(cc) Reporting Company. The Company is subject to, and in compliance with, the reporting requirements of Section 13 or Section 15(d) of the Exchange Act and files reports with the SEC on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) System.

(dd) Stamp and Transfer Taxes. Except as disclosed in the Time of Sale Disclosure Package and the Prospectus, with respect to non-residents of Mexico, there are no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes payable by or on behalf of any Underwriter to Mexico or to any taxing authority thereof or therein in connection with (i) the delivery of the Securities by the Company to the Underwriters in the manner contemplated by the Pricing Agreement; (ii) payments of the principal, interest and other amounts in respect of the Securities to holders of the Securities; (iii) the sale and delivery of the Securities by the Underwriters to subsequent purchasers thereof in accordance with the terms of the Pricing Agreement; or (iv) the obligations of the Guarantor under the Guarantees.

(ee) Accounting Controls. The Company, the Guarantor and their respective subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ff) No Unlawful Payments. Neither the Company, the Guarantor nor any of their respective subsidiaries nor, to the best knowledge of each of the Company and the Guarantor, any director, officer, agent, employee or other person associated with or acting on behalf of the Company, the Guarantor or any of their respective subsidiaries has violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any equivalent provision of Mexican law.

(gg) No Restrictions on Subsidiaries. Except as set forth in the Time of Sale Disclosure Package and the Prospectus, no subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company.

(hh) No Stabilization. The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(ii) Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(jj) Compliance with Sarbanes-Oxley. The Company and its directors or officers, in their capacities as such, are and have been at all times in compliance in all material respects with each applicable provision of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(kk) Compliance with Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the money laundering statutes of Mexico, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory authorities in such jurisdictions (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory authorities or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ll) Compliance with OFAC. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any of its or their directors, officers, agents, employees or affiliates is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not, directly or indirectly, use the proceeds from the offering and sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC or any activities carried out or to be carried out in any jurisdiction subject to U.S. sanctions administered by OFAC.

(mm) Disclosure Controls. The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

4. Further Agreements of the Company and the Guarantor. The Company and the Guarantor, jointly and severally, covenant and agree with the Underwriters that:

(a) Required Filings. The Company will file the Prospectus with the SEC within the time period specified by Rule 424(b) under the Securities Act, and will comply with any filing obligations it may have pursuant to Sections 5(a) and 5(b) hereof in respect of any Permitted Free Writing Prospectus (as defined herein).

(b) Payment of Filing Fee. The Company and the Guarantor will pay the registration fees required by the SEC relating to the Securities within the time and otherwise in accordance with Rule 456(b)(1) under the Securities Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Securities Act.

(c) Delivery of Copies. The Company will deliver to the Representatives as many copies of the Registration Statement (including all exhibits thereto) and, during the period when the delivery of a prospectus relating to the Securities (or in lieu thereof, the notice required by Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act in connection with the offering or sale of the Securities by any Underwriter or dealer, as many copies of the Prospectus, any other prospectus relating to the Securities and each Issuer Free Writing Prospectus and any and all amendments and supplements to each such document as the Representatives may reasonably request.

(d) Amendments or Supplements. During the period when the delivery of a prospectus relating to the Securities (or in lieu thereof, the notice required by Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act in connection with the offering or sale of the Securities by the Underwriters or any dealer, before making or distributing any amendment or supplement to the Prospectus or the Registration Statement, the Company will promptly inform the Underwriters thereof and furnish to the Underwriters and U.S. and Mexican counsel to the Underwriters a copy of the proposed amendment or supplement for review, and will not distribute any such proposed amendment or supplement to which the Representatives reasonably object; and the Company will also advise the Underwriters promptly of the filing of any such amendment or supplement.

(e) Notice to the Underwriters. The Company will advise the Underwriters promptly, and confirm such advice in writing, (i) of the issuance by any governmental or regulatory authority of any order preventing or suspending the use of the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any part thereof, or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act, (ii) of the receipt by the Company or the Guarantor of any notice of objection to the use of Registration Statement, any amendment or supplement thereto pursuant to Rule 401(g)(2) under the Securities Act, any Preliminary Prospectus, the Pricing Prospectus or the

Prospectus, (iii) of any request by the SEC for additional information relating to the Registration Statement, any amendment or supplement thereto, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, (iv) of the occurrence of any event at any time prior to the completion of the initial offering of the Securities as a result of which the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) of the receipt by the Company or the Guarantor of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and each of the Company and the Guarantor will use its reasonable efforts to prevent the issuance of any such order preventing or suspending the use of the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(f) Ongoing Compliance Matters.

(i) If, at any time when the delivery of a prospectus relating to the Securities (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act in connection with the offering or sale of the Securities by the Underwriters or any dealer, (A) any event will occur or condition will exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (B) it is necessary to amend or supplement the Registration Statement or the Prospectus or file a new registration statement to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to Section 4(d) hereof, furnish to the Underwriters such amendments or supplements to the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or new registration statement as may be necessary so that the statements included or incorporated by reference in the Registration Statement or the Prospectus as so amended or supplemented will not, in the light of the circumstances under which they were made, be misleading or so that the Prospectus will comply with law. Neither the consent to, nor the delivery of, any such amendment or supplement by the Underwriters will constitute a waiver of any of the conditions set forth herein.

(ii) If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, (A) the Company has promptly notified or will promptly notify the Representatives and (B) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(g) Blue Sky Qualification. The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives may reasonably request and will continue such qualifications in effect so long as required for the offering and resale of the Securities; provided that the Company will not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify; (ii) file any general consent to service of process in any such jurisdiction; or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(h) Use of Proceeds. The Company will apply the net proceeds from the sale of the Securities as disclosed under the caption “Use of Proceeds” in the Prospectus.

(i) Information Updates. For a period of two years following the Closing Date, the Company will furnish to the Underwriters, copies of such publicly available financial or other information in respect of the Company or the Guarantor as may reasonably be requested by the Underwriters from time to time.

(j) Earnings Statements. As soon as practicable, but not later than 18 months, after the date of the Pricing Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date hereof and satisfying the provisions of Section 11(a) of the Securities Act.

(k) Clear Market Provision. During the period beginning on the date of the Pricing Agreement and continuing to and including the business day following the Closing Date, the Company and the Guarantor will not offer, sell, contract to sell, pledge, or otherwise dispose of any debt securities of, or guaranteed by, the Company or the Guarantor which are substantially similar to the Securities.

(l) Listing. The Company will use its reasonable best efforts to obtain, and complete the necessary documentation and other requirements for, the listing of the Securities specified in the Pricing Agreement.

(m) No Stabilization. The Company and the Guarantor will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(n) Process Agent. For so long as any Note remains outstanding, the Company and the Guarantor will maintain an authorized agent upon whom process may be served in any legal suit, action or proceeding based on or arising under the Pricing Agreement, and promptly communicate in writing to the Underwriters of any change of such authorized agent.

(o) Stamp Tax. The Company will indemnify and hold harmless each Underwriter against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Securities and on the execution and delivery of the Pricing Agreement.

(p) Renewal of Shelf Registration Statement. If immediately prior to the third anniversary (the “Renewal Deadline”) of the initial effective date of the Registration Statement, any of the Securities remain unsold, the Company will, prior to the Renewal Deadline file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the Securities, in a form satisfactory to the Representatives. If the Company is no longer eligible to file an automatic shelf registration statement, the Company will, prior to the Renewal Deadline, if it has not already done so, file a new shelf registration statement relating to the Securities, in a form satisfactory to the Representatives, and will use its best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Securities to continue as contemplated in the expired registration statement relating to the Securities. References herein to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be.

5. Free Writing Prospectuses.

(a) Each of the Company and the Guarantor represents, warrants and agrees that, unless it obtains the prior consent of the Representatives, and each of the Underwriters represents, warrants and agrees that, unless it obtains the prior consent of the Company (including by virtue of the consent provided in Section 5(b) below) and the Representatives, it has not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus” (as defined in Rule 405 under the Securities Act). Any such free writing prospectus consented to by the Company and the Representatives pursuant to the preceding sentence is hereinafter referred to as a “Permitted Free Writing Prospectus.” Each of the Company and the Guarantor represents, warrants and agrees that it has treated and will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act), and has complied and will comply with the requirements of Rules 164 and 433 under the Securities Act applicable to any Permitted Free Writing Prospectus, including timely SEC filing where required, legending and record keeping.

(b) The Company will prepare the Final Term Sheet and will file the Final Term Sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date such final terms have been established for all classes of the offering of the Securities. The Final Term Sheet constitutes an Issuer Free Writing Prospectus and a Permitted Free Writing Prospectus for purposes of the Pricing Agreement. The Company consents to the use by any Underwriter of a free writing prospectus that (i) would not be required to be filed with the SEC pursuant to Rule 433 under the Securities Act or (ii) contains only information that describes, or is consistent with, the final terms of the Securities or their offering and that is included in the Final Term Sheet.

6. Conditions of Underwriters’ Obligations. The obligation of the Underwriters to purchase Securities on the Closing Date pursuant to the Pricing Agreement is subject to the performance by each of the Company and the Guarantor of their respective covenants and other obligations hereunder and to the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company and the Guarantor contained herein will be true and correct at the Applicable Time and on and as of the Closing Date; and the statements of the Company, the Guarantor and their respective officers made in any certificates delivered pursuant to the Pricing Agreement will be true and correct on and as of the Closing Date.

(b) Filing of Prospectus; etc. The Prospectus, the Final Term Sheet and any other Issuer Free Writing Prospectus will have been filed with the SEC in accordance with the Securities Act and Section 4(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued, no proceeding for that purpose or pursuant to Section 8A of the Securities Act shall have been initiated or threatened by the SEC, and no notice of objection of the SEC to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act shall have been received by the Company or the Guarantor; and all requests for additional information on the part of the SEC shall have been complied with to the Representatives’ reasonable satisfaction.

(c) No Downgrade. Subsequent to the execution and delivery of the Pricing Agreement, (i) neither Standard & Poor’s Rating Group (“S&P”) nor Moody’s Investors Service, Inc. (“Moody’s”) will have downgraded the Securities or any other debt securities issued or guaranteed by the Company or the Guarantor and (ii) neither S&P nor Moody’s will have announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities issued or guaranteed by the Company or the Guarantor (other than an announcement with positive implications of a possible upgrading).

(d) No Material Adverse Change. Subsequent to the Applicable Time, no event or condition of a type disclosed in Section 3(g) hereof will have occurred or will exist, which event or condition is not disclosed in the Time of Sale Disclosure Package and the Prospectus and the effect of which in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by the Time of Sale Disclosure Package and the Prospectus.

(e) CNBV Notice. The Company will notify the CNBV of the offer of the Securities in accordance with Article 7 of the Mexican Securities Law (Ley del Mercado de Valores).

(f) Officers’ Certificates. The Underwriters will have received on and as of the Closing Date a certificate of an executive officer of Company who has specific knowledge of the Company’s financial matters and is satisfactory to the Representatives (i) confirming that such officer has carefully reviewed the Registration Statement and the Prospectus and, to the best knowledge of such officer, the representation set forth in Section 3(a) hereof is true and correct, (ii) confirming that the other representations and warranties of the Company and the Guarantor in the Pricing Agreement are true and correct and that the Company and the Guarantor have complied with all agreements and satisfied all conditions on their part to be performed or satisfied hereunder at or prior to the Closing Date, (iii) that no order suspending the effectiveness of the Registration Statement (or any part thereof) or any notice that would prevent its use has been issued and no proceedings for that purpose or pursuant to Section 8A of the Securities Act have been instituted or are, to the knowledge of such officer, threatened, by the SEC and (iv) to the effect set forth in Section 6(c) and 6(d) hereof.

(g) Comfort Letters. At the Applicable Time and on the Closing Date, Mancera, S.C., a Member Practice of Ernst & Young Global, will have furnished to the Representatives, at the request of the Company, letters, dated the Applicable Time and the Closing Date, respectively, and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, Time of Sale Disclosure Package and the Prospectus; provided that the letters delivered will use a “cut-off” date no more than three (3) business days prior to their respective delivery dates.

(h) Opinions of U.S. Counsel to the Company and the Guarantor. Cleary Gottlieb Steen & Hamilton LLP, special United States counsel to the Company and the Guarantor, shall have furnished to the Representatives, at the request of the Company and the Guarantor, their written opinions and letters, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives and as provided for by the Pricing Agreement.

(i) Opinions of Mexican Counsel to the Company and the Guarantor. Galicia y Robles, S.C., special Mexican counsel to the Company and the Guarantor, shall have furnished to the Representatives, at the request of the Company and the Guarantor, their written opinions and letters, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives and as provided for by the Pricing Agreement.

(j) Opinions of U.S. Counsel to the Underwriters. The Underwriters will have received on and as of the Closing Date the opinions and letters of Simpson Thacher & Bartlett LLP, U.S. counsel to the Underwriters, or such other firm or attorney as may be reasonably acceptable to you, with respect to such matters as the Representatives may reasonably request, and such counsel will have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(k) Opinions of Mexican Counsel to the Underwriters. The Underwriters will have received on and as of the Closing Date the opinions of Mijares, Angoitia, Cortés y Fuentes, S.C., Mexican counsel to the Underwriters, or such other firm or attorney as may be reasonably acceptable to you, with respect to such matters as the Representatives may reasonably request, and such counsel will have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(l) No Legal Impediment to Issuance. No action will have been taken and no statute, rule, regulation or order will have been enacted, adopted or issued by any Mexican, U.S.

or other governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees; and no injunction or order of any Mexican, U.S. or other court will have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities or the issuance of the Guarantees.

(m) No Event of Default. At the Closing Date, after giving effect to the consummation of the transactions contemplated by the Transaction Documents, there will exist no default or event of default under the Indenture.

(n) Clearance and Settlement. If the Pricing Agreement specifies that the Securities will clear and settle through one or more clearing systems, the Securities will be eligible for clearance and settlement through such clearing system or systems.

(o) Corporate Proceedings. All corporate proceedings and other legal matters incident to the authorization, form and validity of each Transaction Document and all other legal matters relating to the Pricing Agreement and the transactions contemplated hereby will be reasonably satisfactory in all respects to the Representatives, and the Company and the Guarantor will have furnished to U.S. and Mexican counsel to the Underwriters, all documents and information that they may reasonably request to enable them to pass upon such matters.

All opinions, letters, certificates and evidence mentioned above or elsewhere in the Pricing Agreement will be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel to the Underwriters.

7. Indemnification and Contribution.

(a) Indemnification of the Underwriters. The Company and the Guarantor, jointly and severally, agree to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonable and documented legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) that arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus, the Time of Sale Disclosure Package, the Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, Underwriter Information.

(b) Indemnification of the Company and the Guarantor. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Company and the Guarantor, their directors and officers, and each person, if any, who controls any of the Company and the Guarantor within the meaning of Section 15 of the Securities Act or Section 20 of the

Exchange Act to the same extent as the indemnity set forth in Section 7(a) hereof, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, Underwriter Information.

(c) Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand will be brought or asserted against any person in respect of which indemnification may be sought pursuant to either Section 7(a) hereof or Section 7(b) hereof, such person (the “Indemnified Person”) will promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person will not relieve it from any liability that it may have under this Section 7 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person will not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 7. If any such proceeding will be brought or asserted against an Indemnified Person and it will have notified the Indemnifying Person thereof, the Indemnifying Person will retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 7 that the Indemnifying Person may designate in such proceeding and will pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person will have the right to retain its own counsel, but the fees and expenses of such counsel will be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person will have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person will have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person will not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses will be reimbursed as they are incurred. Any such separate firm for the Underwriters, their affiliates, directors and officers and any control persons of the Underwriters will be designated in writing by the Representatives on the behalf of the Underwriters, and any such separate firm for the Company and the Guarantor and any control persons of the Company and the Guarantor will be designated in writing by the Company. The Indemnifying Person will not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person will have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this Section 7(c) hereof, the Indemnifying

Person will be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person will not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person will, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d) Contribution. If the indemnification provided for in Sections 7(a) and 7(b) hereof is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such Sections, in lieu of indemnifying such Indemnified Person thereunder, will contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantor on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company and the Guarantor on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantor on the one hand and the Underwriters on the other will be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total discounts and commissions received by the Underwriters in connection therewith, as provided in the Pricing Agreement, bear to the aggregate offering price of the Securities. The relative fault of the Company and the Guarantor on the one hand and the Underwriters on the other will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by any of the Company or the Guarantor or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Limitation on Liability. The Company and the Guarantor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 7(d) hereof. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in Section 7(d) hereof will be deemed to include, subject to the limitations set forth above, any reasonable and documented legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this

Section 7, in no event will any Underwriter be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Underwriter with respect to the offering of the Securities exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligations hereunder and not joint.

(f) Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and will not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

8. Termination. The Pricing Agreement may be terminated in the absolute discretion of the Representatives, by notice to the Company and the Guarantor, if after the execution and delivery of the Pricing Agreement and prior to the Closing Date (i) trading generally will have been suspended or materially limited on the New York Stock Exchange, the Mexican Stock Exchange or the over-the-counter market in the United States or Mexico (including, in the case of the United States, the NASDAQ market) or minimum prices will have been established on any of such exchanges or such market by such exchange or by any regulatory body having jurisdiction over such exchange or market; (ii) trading of any securities issued or guaranteed by any of the Company or the Guarantor will have been suspended on any exchange or the over-the-counter market in the United States or Mexico; (iii) a material disruption in securities settlement, payment or clearance services in the United States or Mexico will have occurred; (iv) a general moratorium on commercial banking activities will have been declared by U.S. federal or New York State authorities or by Mexican authorities; (v) there will have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis that in the judgment of the Representatives is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the terms and in the manner contemplated by the Pricing Agreement and the Prospectus; (vi) any material adverse change or development involving a prospective material adverse change in taxation, exchange controls or other applicable law or regulation in the United States or Mexico directly affecting the Securities or the imposition of restrictions on repatriation of remittances or interest payments or dividends from Mexico, the effect of which change or development on the financial markets of the United States, Mexico or elsewhere is such as to make it inadvisable or impracticable to market the Securities; or (vii) there will have been such a material adverse change in U.S., Mexican or international monetary, general economic, political or financial conditions as to make it, in the judgment of the Representatives, inadvisable to proceed with the payment for and delivery of the Securities.

9. Payment of Expenses. (a) Whether or not the transactions contemplated by the Pricing Agreement are consummated or the Pricing Agreement is terminated, the Company and the Guarantor, jointly and severally, will, subject to Section 9(b) hereof, pay or cause to be paid all fees, expenses and costs incident to the performance of their respective obligations hereunder, including, without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation and/or printing of the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus, any Issuer Free Writing Prospectus and the Prospectus (including any amendment or supplement thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses of the U.S. and Mexican counsel to the Company and the Guarantor; (v) the fees and expenses of the independent public accountants of the Company and the Guarantor; (vi) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representatives may designate; (vii) all expenses and application fees related to the admission to listing, trading and/or quotation of the Securities on any listing authority, exchange or system; (viii) any fees charged by rating agencies for rating the Securities; (ix) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (x) any expenses and application fees incurred in connection with the approval of the Securities for book-entry transfer by DTC; and (xi) all expenses incurred by the Company in connection with any “road show” presentation to potential investors. Notwithstanding the preceding sentence, solely if the transactions contemplated by the Pricing Agreement are consummated, the Underwriters will reimburse the Company for the fees, expenses and costs, if any, specified in the Pricing Agreement.

(b) If (i) the Company for any reason fails to tender the Securities for delivery to the Underwriters, (ii) the Guarantor for any reason fails to comply with its obligation to provide the Guarantees or (iii) the Underwriters decline to purchase the Securities for any reason permitted hereunder, each of the Company and the Guarantor jointly and severally agrees to reimburse the Underwriters for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with the Pricing Agreement and the offering contemplated thereby.

10. Persons Entitled to Benefit of Agreement. The Pricing Agreement will inure to the benefit of and be binding upon the Representatives, the Company and the Guarantor and their respective successors and any controlling persons referred to herein, and the affiliates, officers and directors of the Underwriters referred to in Section 7 hereof. Nothing in the Pricing Agreement is intended or will be construed to give any other person any legal or equitable right, remedy or claim under or in respect of the Pricing Agreement or any provision contained herein. No purchaser of Securities from the Underwriters will be deemed to be a successor merely by reason of such purchase.

11. Process Agent. Each of the parties hereto irrevocably agrees that any legal suit, action or proceeding arising out of or based upon the Pricing Agreement or the transactions contemplated hereby may be instituted in any U.S. federal or New York state court located in The Borough of Manhattan, The City of New York and any competent court located in the domicile of the Company, the Guarantor or such Underwriter, with respect to actions brought against the Company, the Guarantor or such Underwriter as defendant, and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such proceeding and waives any right to which it may be entitled on account of place of residence or domicile and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Company and the Guarantor has appointed CT Corporation System as its authorized agent (the “Authorized Agent”) upon which process may be served in any such action arising out of or based on the Pricing Agreement or the transactions contemplated hereby which may be instituted in any New York court by any Underwriter or by any person who controls such Underwriter, designates CT Corporation System’s address in New York City as its designated address to receive such process, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment of the Authorized Agent will not be revoked by any action taken by the Company or the Guarantor. Each of the Company and the Guarantor represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the each of the Company and the Guarantor agrees to take any and all action, including the filing of any and all documents, agreement and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Personal service of process upon the Authorized Agent in any manner permitted by applicable law and written notice of such service to the Company and the Guarantor will be deemed, in every respect, effective service of process upon each of the Company and the Guarantor.

12. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Guarantor, on the one hand, and the Underwriters, on the other hand, contained in the Pricing Agreement or made by or on behalf of the Company and the Guarantor or the Underwriters pursuant to the Pricing Agreement or any certificate delivered pursuant hereto will survive the delivery of and payment for the Securities and will remain in full force and effect, regardless of any termination of the Pricing Agreement or any investigation made by or on behalf of the Company and the Guarantor, or the Underwriters.

13. Additional Amounts. If the compensation (including the Underwriters’ commissions and concessions) or any other amounts to be received by the Underwriters under the Pricing Agreement (including, without limitation, indemnification and contribution payments), as a result of entering into the Pricing Agreement, are subject to any present or future taxes, assessments, deductions, withholdings or charges of any nature imposed or levied by or on behalf of Mexico or any political subdivision thereof or taxing authority therein (“Mexican Taxes”), then the Company and the Guarantor will, jointly and severally, pay to the Underwriters, an additional amount so that the Underwriters will retain, after taking into consideration all such Mexican Taxes, an amount equal to the amounts owed to it as compensation or otherwise under the Pricing Agreement as if such amounts had not been subject to Mexican Taxes. If any Mexican Taxes are collected by deduction or withholding, the Company and the Guarantor will upon request provide to the Underwriters copies of documentation evidencing the transmittal to the proper authorities of the amount of Mexican Taxes deducted or withheld.

14. Judgment Currency. The Company and the Guarantor will indemnify each Underwriter, jointly and severally, against any loss incurred by them as a result of any judgment or order against the Company or the Guarantor, being given or made and expressed and paid in a currency (“Judgment Currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the spot rate of exchange in New York, New York at which such Underwriter on the date of payment of such judgment or order are able to purchase U.S. dollars with the amount of the Judgment Currency actually received by such Underwriter. The foregoing indemnity will constitute a separate and independent obligation of the Company and the Guarantor and will continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “spot rate of exchange” will include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, U.S. dollars.

15. Absence of Fiduciary Relationship. Each of the Company and the Guarantor acknowledges and agrees that:

(a) the Underwriters have been retained solely to act as underwriters in connection with the sale of the Securities and that no fiduciary, advisory or agency relationship between the Company or the Guarantor and the Underwriters has been created in respect of any of the transactions contemplated by the Pricing Agreement, irrespective of whether the Underwriters have advised or are advising the Company or the Guarantor on other matters;

(b) the price of the securities set forth in the Pricing Agreement was established by the Company following discussions and arms-length negotiations with the Underwriters, and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by the Pricing Agreement;

(c) any review by the Underwriters of the Company and the Guarantor, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and will not be on behalf of the Company.

(d) it has been advised that the Underwriters and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company or the Guarantor and that the Underwriters have no obligation to disclose such interests and transactions to the Company or the Guarantor by virtue of any fiduciary, advisory or agency relationship; and

(e) it waives, to the fullest extent permitted by law, any claims it may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company or the Guarantor in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company or the Guarantor, including stockholders, employees or creditors of the Company and the Guarantor.

16. Miscellaneous. (a) Notices. All notices and other communications hereunder will be in writing and will be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Underwriters will be given to the Representatives at the addresses set forth in the Pricing Agreement. Notices to the Company and the Guarantor will be given to them at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México, D.F., México (fax: 5255-2581-4440); Attention: General Counsel.

(b) Governing Law. The Pricing Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

(c) Counterparts. The Pricing Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which will be an original and all of which together will constitute one and the same instrument.

(d) Amendments or Waivers. No amendment or waiver of any provision of the Pricing Agreement, nor any consent or approval to any departure therefrom, will in any event be effective unless the same will be in writing and signed by the parties hereto.

(e) Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, the Pricing Agreement.

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